Filed pursuant to Rule 424(b)(3)
Registration No. 333-109929

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated December 14, 2004)

$125,000,000

1.00% Convertible Senior Notes due 2010
and
Shares of Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement relates to the resales from time to time by selling securityholders of our 1.00% Convertible Senior Notes due 2010, or the notes, and shares of our common stock issuable upon conversion of the notes.

        This prospectus supplement, which supplements our prospectus dated December 14, 2004, contains additional information about the selling securityholders. This prospectus supplement should be read in conjunction with the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

        The information in the table appearing under the caption "Selling Securityholders" in the prospectus is amended by adding information with respect to a selling securityholder not previously listed in the prospectus. This information was furnished to us by the selling securityholder listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

Name	Aggregate Principal Amount of Notes Beneficially Owned and Offered	Percentage of Notes Outstanding	Number of Shares of Common Stock Offered(1)
Citadel Limited Partnership(30)	11,000,000	8.80%	275,000

(1)
Assumes conversion of all of the holders' notes at a conversion rate of 25.0000 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment, however, as described under "Description of the Notes—Conversion of Notes." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Does not include shares of common stock that may be issued by us upon repurchase of notes by us at the option of the holder. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under "Description of the Notes—Conversion of Notes."

(30)
Citadel Limited Partnership ("Citadel") is the trading manager of Citadel Equity Fund Ltd. and consequently has investment direction over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd.

        The selling securityholder listed above does not have, and within the past three years has not had, any material relationship with us or any of our predecessors or affiliates and does not beneficially own in excess of 1% of our outstanding common stock (such percentage of beneficial ownership is based on Rule 13d-3(d)(i) under the Exchange Act, using 39,396,861 shares of common stock outstanding as of August 8, 2005, and, for such holder, treating as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes, but assuming no conversion of any other holder's notes and not including shares of common stock that may be issued by us upon repurchase of notes by us at the option of the holder).

        If all of the notes or common stock convertible upon conversion of the notes are sold, the selling securityholder will no longer hold any notes and would not own in excess of 1% of our outstanding common stock (such percentage calculated as described above).